November 4, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 001-13585

Dear Mr. Rosenberg:

This letter responds to your comment dated October 29, 2009, with respect to the above-referenced filings. For context, we also refer to your original comment letter dated May 18, 2009, your follow-up comments delivered orally on July 15, 2009 and October 5, 2009, and our responses dated, respectively, June 10, 2009, August 14, 2009, October 2, 2009 and October 23, 2009. We also refer to the letter from the Division of Corporation Finance’s Office of the Chief Accountant dated September 23, 2009, responding to our waiver request letter dated August 14, 2009.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comment below in bold type, followed by the Company’s response:

1.	In order for us to better understand why the minority partner has substantive participating rights, please address the following:

a.	Describe for us the governance structure under the joint venture agreement including each of the powers granted to each level of authority (e.g., board of directors, officers, management committee etc.) and how, under the agreement, each level of authority is elected/appointed;

b.	To the extent you have control of who is elected/appointed for a level of authority, tell us why you believe that minority partner has substantive participating rights;

c.	Tell us how the income of the joint venture is allocated to each joint venture partner and whether you believe it is consistent with each partner’s rights/level of authority under the joint venture agreement; and

d.	Tell us why you believe that each significant item for which you state that unanimous approval is required are not protective rights under EITF 96-16.

RESPONSE: The Company would like to highlight for the Commission that the current ownership percentage of the Company (50.1%) in the joint venture is the result of an administrative change relating to the employees of the joint venture. Up until 2001, the ownership of the joint venture was 50.0% for each party. The joint venture partners, in 2001, desired for the employees to be covered by the Company’s benefit plans and in order for that to be accomplished the Company’s ownership percentage had to exceed 50%. The joint venture, and not the Company, bears 100% of the non-employee costs of participation in the Company’s benefit plans. Notably, the increase to 50.1% did not change the underlying nature of the joint venture agreement or the intent of either member that the entity would be an equally controlled joint venture. Also, we note that all or substantially all of the joint venture’s business is derived from the Company’s joint venture partner. As a practical matter, this gives the Company’s joint venture partner a certain degree of control over the joint venture.

a.	Describe for us the governance structure under the joint venture agreement including each of the powers granted to each level of authority (e.g., board of directors, officers, management committee etc.) and how, under the agreement, each level of authority is elected/appointed;

The joint venture has three primary levels of governance: the Members, the Management Committee (including its several sub-committees) and the officers (we refer to the officers that have a significant role in the day-to-day operations of the joint venture as the “Executive Officers”).

Members

The Members appoint Management Committee members, with each of the two Members appointing an equal number of managers. Each Member may remove the managers it has appointed. The Members also have the ability to amend the limited liability company agreement that governs the joint venture (the “Joint Venture Agreement”). In the Joint Venture Agreement the members have delegated to the Management Committee broad oversight powers over the management of the joint venture and have delegated to the Company the responsibility for the day-to-day management of the joint venture, subject to the supervision of the Management Committee. In addition, the Joint Venture Agreement provides that certain matters require the unanimous consent of both Members, including approval of the budget and the business plan. The Joint Venture Agreement also enumerates various items requiring the unanimous consent of the Members that effectively give each Member a degree of control over capital expenditures, the hiring, terminating and compensating of Executive Officers, the incurrence of indebtedness, the acquisition or disposition of joint venture property, the entering into of business combinations and the settlement of litigation. These matters are more fully discussed in the response to subparagraph (d) below.

Management Committee

The Management Committee is given broad powers in the Joint Venture Agreement, as follows: “… the business, property and affairs of the [joint venture] shall be managed exclusively by the Management Committee… the Management Committee shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the [joint venture], to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the [joint venture’s] business, property and affairs.” The Joint Venture Agreement further states that “the Management Committee shall have all necessary powers to direct the business and affairs of the [joint venture] and its Subsidiaries.” Finally, while the day-to-day operating decisions have been delegated to the Company, the Management Committee is charged with supervising those decisions. Similarly, while Executive Officers of the joint venture are appointed and may be removed by the Company, this is to be done “in consultation with the Management Committee.” Further, the Joint Venture Agreement specifies that “the officers shall serve at the pleasure of the Management Committee” and that the joint venture’s principal Executive Officer, the President, is “subject to the control of the Management Committee.” In practice, the Management Committee supervises and provides direction to the President and other Executive Officers.

Executive Officers

As noted above the Executive Officers are generally appointed by the Company in consultation with the Management Committee. However, where total annual compensation is in excess of $500,000, the Members must unanimously approve of the hiring or termination of the Executive Officer. This is the case with respect to the joint venture’s principal executive officer, the President, and we note that the current President of the joint venture is a former employee of the Company’s joint venture partner. In practice, even where the unanimous consent provision is not applicable, both Members play an active role in the interviewing, screening and selection of the Executive Officers and an Executive Officer is not hired without consent of both Members. The Executive Officers serve “at the pleasure of the Management Committee.” In practice, the Management Committee supervises and provides direction to the Executive Officers.

The duties of the Executive Officers are “as specified in this [Joint Venture] Agreement and as shall be determined from time to time by the [Company], in consultation with the Management Committee.” Under the Joint Venture Agreement, the President “… shall be the chief executive officer of the [joint venture] and shall, subject to the control of the Management Committee, have general and active management of the business of the [joint venture] and shall see that all orders and resolutions of the Members and Management Committee are carried into effect. He or she shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Management Committee or this Agreement.” The Joint Venture Agreement also specifies various duties of the Chief Financial Officer and states that the “Chief Financial Officer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement, the Bylaws or from time to time by the Management Committee. The Chief Financial Officer shall have the general duties, powers and responsibility of a Chief Financial Officer of a corporation, and shall be the chief financial and account officer of the [joint venture].”

b.	To the extent you have control of who is elected/appointed for a level of authority, tell us why you believe that minority partner has substantive participating rights;

Management Committee

While the Company has control over appointing 50% of the Management Committee members, we believe the other Members’ ability to similarly appoint 50% of the Management Committee members is a substantive participating right with respect to the appointment of managers.

Executive Officers

The Company’s ability to appoint Executive Officers is subject to the requirement that the Members unanimously consent to the “hiring, terminating or adjusting upwards the salary or benefits of any executive officer of the [joint venture] or its Subsidiaries whose total annual compensation is in excess of $500,000.” Since the President’s total annual compensation exceeds this limit, and since the decision-making authority of the Executive Officers is principally vested in the President, we believe the minority partner has substantive participating rights in this area.

In addition, the Joint Venture Agreement specifies the Company’s need to consult with the Management Committee in the process of selecting Executive Officers (even where the Members’ unanimous consent right is not applicable). Also, we note that the Members and Management Committee, in practice, take an active role in the interviewing, screening and selecting of Executive Officers. As a practical matter, the Company does not make a decision regarding the selection of Executive Officers without strong involvement by the other Member. Also, once the officer has been selected, as noted above, the Joint Venture Agreement states that the officers serve “at the pleasure of the Management Committee” and that the joint venture’s President’s ability to manage is “subject to the control of the Management Committee.” We believe these considerations add to the joint venture partner’s substantive participating rights with respect to the appointment and tenure of Executive Officers.

c.	Tell us how the income of the joint venture is allocated to each joint venture partner and whether you believe it is consistent with each partner’s rights/level of authority under the joint venture agreement;

The profits and losses of the joint venture are allocated to the Members based on their respective ownership percentages, 50.1% to the Company and 49.9% to the other Member. The Company believes that the allocations are consistent with each member’s rights/level of authority under the joint venture agreement. As noted in the introduction to the response, the increase in the Company’s ownership percentage to 50.1% was done solely to accommodate the administrative change related to the employees and not to indicate a change in the rights/authority of the either member relative to the control of the joint venture.

d.	Tell us why you believe that each significant item for which you state that unanimous approval is required are not protective rights under EITF 96-16.

An analysis of the other member’s rights under the joint venture agreement is a subjective analysis. EITF 96-16 “Accounting for an Investee When the Investor has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights” does not provide prescriptive guidance; rather, it provides a theory-based framework to assess the impact of approval or veto rights with respect to the control over an organization. Of the various items requiring unanimous consent of the joint venture’s Members, the Company believes the following items constitute participating rights, as defined by EITF 96-16:

Item Requiring Unanimous Consent of Members	Basis for Management Conclusion
approval of the joint venture’s budget;	Given the importance of the budget in setting the annual strategic and financial direction of the joint venture, the Company believes this to be a participating right.

approval of the joint venture’s business plan;	Given the importance of the business plan in setting the strategic direction of the joint venture, the Company believes this to be a participating right.

extraordinary and unbudgeted capital expenditures in excess of $1,000,000 in any three-month period;	Given the dollar threshold of $1.0 million relative to total assets of the joint venture ($67.0 million) at December 31, 2008, the Company believes this to be a participating right.

hiring, terminating or adjusting upwards the salary or benefits of any officer of the Company or any of its Subsidiaries whose total annual compensation is in excess of $500,000;	Given the low dollar amount of the total compensation package requiring approval, and that this effectively grants a consent right with respect to the appointment of the key Executive Officers, such as the joint venture’s President (and potentially others), the Company believes this to be a participating right.

the incurrence by the Company or any Subsidiary of any extraordinary and unbudgeted indebtedness in excess of $1,000,000, individually or in the aggregate; provided that the agreements and instruments governing such indebtedness expressly provide that the lenders thereof do not have recourse to the Members or any of their respective Affiliates or any of their respective assets for the repayment of such indebtedness;	Given the dollar threshold of $1.0 million relative to total liabilities of the joint venture ($31.7 million) at December 31, 2008, the Company believes this to be a participating right.

the sale, lease, exchange, mortgage, pledge or other disposition or acquisition of property of or by the Company or any Subsidiary with a value in excess of $1,000,000 at any one time;	Given the dollar threshold of $1.0 million relative to total assets of the joint venture ($67.0 million) at December 31, 2008, the Company believes this to be a participating right.

the initiation, termination or settlement of any litigation to which the Company or any of its Subsidiaries may be subject and which involves claims or settlement amounts in excess of $500,000;	Given the dollar threshold of $500,000 relative to total pre-tax income of the joint venture ($77.0 million) for the year ended December 31, 2008, the Company believes this to be a participating right.

In sum, while the Company acknowledges that the Joint Venture Agreement provides it with the responsibility over the day-to-day operations of the joint venture, in the Company’s judgment, given the significant participating rights and the other considerations discussed herein, this does not constitute control over the joint venture as defined by the current FASB and SEC guidance. Therefore, the Company believes that the equity method is the appropriate method to use in accounting for this investment.

Finally, we note that the Company’s auditor concurs with the Company’s judgment with respect to this matter.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Vanessa Robertson
Joel Parker
Anthony Piszel
Brian Lane, Gibson Dunn & Crutcher LLP